EXHIBIT 11

INDEPENDENCE HOLDING COMPANY

Computation of Per Share Earnings

(In Thousands, Except Per Share Amounts)
Year Ended December 31,
2001		2000	1999

INCOME:
Net income	$14,383	$11,352	$10,404

SHARES:
Weighted average common
shares outstanding	7,866	7,896	7,979

BASIC INCOME PER SHARE:
Net income per share	$1.83	$1.44	$1.30

DILUTED EARNINGS PER SHARE (A)
USE OF PROCEEDS:
Assumed exercise of options	$6,110	$4,104	$3,014
Tax benefit from exercise of options	1,120	513	433
Repurchase of treasury stock at
average market price of $14.71
$11.35 and $10.83, respectively	(7,230)	(4,617)	(3,447)
Assumed balance to be invested	$-	$-	$-
SHARES:
Weighted average shares outstanding	7,866	7,896	7,979
Shares assumed issued for options	639	495	396
Treasury stock assumed purchased	(491)	(407)	(317)
Adjusted average shares outstanding	8,014	7,984	8,058
DILUTED INCOME PER SHARE:
Net income per share	$1.80	$1.42	$1.29

(A) Warrants were not assumed to be exercised in 2000 and 1999 as the effect would have been anti-dilutive.